TIERRA GRANDE RESOURCES INC.
Cnr Stirling Hwy & Fairlight St.
Mosman Park, Western Australia 6012, Australia
Tel: +61 8 9384 6835

July 29, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:          Ronald E. Alper

Re:	Tierra Grande Resources Inc.
Preliminary Information Statement on Schedule 14C
Filed June 26, 2013
File No. 000-53462

Dear Mr. Alper:

Thank you for your letter of July 15, 2013 in connection with the above-noted matter. Following are responses to the comments set out in your letter.

General

1. Please disclose the information required by Item 8 of Schedule 14A, Compensation of Directors and Executive Officers, or explain why you are not required to do so. See Item 1 of Schedule 14C. It appears that incorporation by reference is inappropriate for disclosure required to be in the information statement.

The company will be replacing the Preliminary Schedule 14C filed with the Commission with a Consent Solicitation Statement on Schedule 14A to obtain shareholder consent for the new director appointments set out in the Schedule 14C, as well as the ratification and approval of certain other corporate actions of the company. The Schedule 14A will set out required information pursuant to Regulation 14A under the Exchange Act, including information relating to the compensation of directors and executive officers pursuant to Item 8 of Schedule 14A.

2. We note disclosure indicating that a majority of the holders of your issued and outstanding common stock approved the vote by written consent dated June 21, 2013. We also note that officers and directors own 2.7% of your shares. Please advise us of the actions, persons involved and sequence of events through which consents were obtained, and provide an analysis as to whether such activities constitute a solicitation covered or exempted by Rule 14a-2 of the Exchange Act.

As noted above, the company will be replacing the Preliminary Schedule 14C filed with the Commission with a Consent Solicitation Statement on Schedule 14A to obtain shareholder consent for the new director appointments set out in the Schedule14C, as well as the ratification and approval of certain other corporate actions of the company.

Introduction, page 2

3. We note that there appears to be significant unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders. It also appears that your bylaws, filed October 13, 2006, permit directors to determine whether an annual meeting will be held. Please revise to clarify and address (1) whether you intend to hold annual meetings, and (2) any company charter or state law provisions that allow shareholders to seek an annual meeting by, for example, petitioning or seeking a court order.

We note that the company amended its bylaws effective January 31, 2011 to make them more comprehensive. The amended bylaws were filed with the Commission under Form 8-K on February 1, 2011. Under the amended bylaws, annual meetings of shareholders of the company may be waived by the written consent of shareholders owning a majority of the issued and outstanding capital stock of the company and entitled to vote. The company will be again seeking shareholder consent for the waiver of the annual meeting for the current fiscal year, as well as ratification of the waiver of prior annual meetings by shareholders, in the Schedule 14A.

The Schedule 14A will also clarify that the company plans to hold annual meetings going forward, subject to an increase in its operations and financial condition. In addition, the Schedule 14A will clarify that, pursuant to its bylaws, the company is required to hold an annual meeting at the request in writing of shareholders owning a majority of the entire issued and outstanding capital stock of the company and entitled to vote.

Security Ownership of Certain Beneficial Owners and Management, page 4

4. Please revise your beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by each of the entities identified in the table.

The Schedule 14A will set out a beneficial ownership table that will include the names of the natural persons with sole or shared voting and/or investment power over the shares held by each of the entities identified in the beneficial ownership table.

Finally, the company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TIERRA GRANDE RESOURCES INC.

Per:

/s/ Mark Kalajzich

Mark Kalajzich
President